UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S FURTHER INVESTMENT IN BIOHAVEN

Toronto, Ontario, March 23, 2016 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) recently raised approximately $ 3 million at a price of $3,500 per its common share. Portage subscribed for $ 1,001,000 and an independent director of Biohaven subscribed for the balance.

Portage has now invested a total of approximately $ 7 million and owns 52.86% of the issued and outstanding common shares of Biohaven.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system. The company has licensed intellectual property from Yale University and Massachusetts General Hospital. The company's first drug candidate, BHV-0223, is a unique formulation of riluzole, a glutamate modulating agent, that utilizes the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent. Agents that modulate glutamate neurotransmission may have therapeutic potential in multiple disease states involving glutamate dysfunction, including ALS, Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, and affective disorders like major depressive disorder.

Relevant updates in the progress of their programs include:

a.
A Phase 1/2a study designed to assess the safety, tolerability, and pharmacokinetics of single and multiple doses of BHV-0223 in healthy volunteers. Data from this trial will be used to design Phase 2/3 studies in subjects who suffer from anxiety disorders.

b.
Receipt of favorable and productive feedback from their Pre-Investigational New Drug Application (PIND) interaction with the Food and Drug Administration (“FDA”) pertaining to their  investigative product, BHV-0223, and the intended initial registrational program under 505(b)2 pathway for the indication of amyotrophic lateral sclerosis (“ALS”). No issues were identified in the FDA response that would impede Biohaven’s planned bioequivalence trial in 2016.

c.	Recently, FDA has granted Biohaven’s orphan drug designation request covering BHV-0223 for the treatment of spinocerebellar ataxia.

Biohaven plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.
For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements
This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.
Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.